

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2021

Glenn P. Sblendorio
Chief Executive Officer and President
IVERIC bio, Inc.
Five Penn Plaza, Suite 2372
New York, NY 10001

      **Re:  IVERIC bio, Inc.**
           **Registration Statement on Form S-3**
           **Filed March 5, 2021**
           **File No. 333-253897**

Dear Mr. Sblendorio:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Margaret Schwartz at 202-551-7153 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Life Sciences

cc:    Brian Johnson, Esq.